

June 29, 2010

Via US Mail and Facsimile: (206) 404-6787

Colleen B. Brown
President and Chief Executive Officer
Fisher Communications, Inc.
100 4th Avenue N., Suite 510
Seattle, WA 98109

> **Re: Fisher Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 000-22439**

Dear Ms. Brown:

We have reviewed your filing and your response letter dated June 22, 2010 and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K for the year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Position and Results of Operations, page 38

1.   We note your response to comment one in our letter dated June 9, 2010 and are unable to agree. It is not clear that if the agreement was cancelled that you could replace the advertising revenues generated by either station through another relationship with a programmer. The number of networks available for acquisition in either market is limited, and your risk factor section highlights the potential impact the loss of programming in either market could have on your operations and financial condition. Therefore, we cannot conclude that your business is not substantially dependent upon your relationship with ABC in Portland and Seattle. Please file the affiliation agreement.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Harrington, Staff Attorney, at (202) 551-3576 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director